UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

 (Mark One)

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                             to

Commission file number     1-8712

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

BOWATER INCORPORATED RETIREMENT SAVINGS PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BOWATER INCORPORATED

1155 Metcalfe Street, Suite 800

Montreal , Quebec

Canada H3B 5H2

REQUIRED INFORMATION

1.         Reports of Independent Registered Public Accounting Firms

2.         Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006

3.         Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2007 and 2006

4.         Notes to Financial Statements

5.         Supplemental Schedule - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

6.         Exhibits:

a.         Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

b.        Exhibit 23.2 - Consent of Previous Independent Registered Public Accounting Firm

SIGNATURES

The Plan .  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOWATER INCORPORATED RETIREMENT SAVINGS PLAN

(Name of Plan)

Date: July 15, 2008

/s/ Anthony L. Marano
Anthony L. Marano
Director, Benefits and Payroll, US
Bowater Incorporated
(Plan Administrator)

BOWATER INCORPORATED RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

(With Reports of Independent Registered Public Accounting Firms Thereon)

BOWATER INCORPORATED RETIREMENT SAVINGS PLAN

Index

Page
Reports of Independent Registered Public Accounting Firms	1-2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	3

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2007 and 2006	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2007	11

Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (''ERISA'') of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Bowater Incorporated Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Bowater Incorporated Retirement Savings Plan (the ''Plan'') at December 31, 2007, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Plan as of December 31, 2006 and for the year then ended were audited by other auditors whose report dated June 29, 2007 expressed an unqualified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Montreal, Canada

July 15, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors
Bowater Incorporated

We have audited the accompanying statement of net assets available for benefits of Bowater Incorporated Retirement Savings Plan (the Plan) (formerly Bowater Incorporated Savings Plan) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Greenville, South Carolina

June 29, 2007

BOWATER INCORPORATED RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006

ASSETS

Investments (at fair value):

Mutual funds	$181,884,822	$163,971,833
Fixed income funds	160,581,293	158,943,746
AbitibiBowater stock fund	8,148,386	23,347,063
Participant notes receivable	7,075,299	7,792,673
Interest-bearing cash	183,467	6,132,408
	357,873,267	360,187,723

Miscellaneous receivables	344,701	748,377
Cash	-	108,605
Total assets	358,217,968	361,044,705

LIABILITIES

Accounts payable	18,254	46,825
Other liabilities	205,838	850,535
Total liabilities	224,092	897,360

Net assets available for benefits at fair value	$357,993,876	$360,147,345

Adjust fully benefit-responsive investment contracts in the fixed income and mutual funds from fair value to
contract value	595,667	1,820,114

Net assets available for benefits	$358,589,543	$361,967,459

See accompanying notes to financial statements.

BOWATER INCORPORATED RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

	2007	2006

Additions (reductions) to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(110,428)	$(4,351,868)
Interest and dividends	20,223,937	23,400,041
Net investment income	20,113,509	19,048,173
Contributions:
Employer's	9,132,012	5,264,530
Participants'	18,195,057	16,634,851
Rollovers	486,031	187,621
Total contributions	27,813,100	22,087,002
Total additions	47,926,609	41,135,175
Deductions from net assets attributed to:
Benefits paid to participants	51,284,631	47,771,284
Administrative expenses	19,894	20,351
Total deductions	51,304,525	47,791,635
Net change in net assets available for benefits	(3,377,916)	(6,656,460)
Net assets available for benefits:
Beginning of year	361,967,459	368,623,919
End of year	$358,589,543	$361,967,459

See accompanying notes to financial statements.

BOWATER INCORPORATED RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Description of the Plan

The following description of the Bowater Incorporated Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

	(a)	General

The Plan was established by Bowater Incorporated (Company) as a trusteed, defined contribution savings plan and a leveraged employee stock ownership plan (ESOP). The ESOP had no debt outstanding at December 31, 2007 or 2006.  It covers all full-time employees of the Company and certain employees of the Company's U.S. subsidiaries and affiliates.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

As of October 29, 2007, the Company combined with Abitibi-Consolidated (Abitibi) in a merger of equals (Combination).  As a result of the Combination, the Company became a wholly-owned subsidiary of AbitibiBowater, Inc. (AbitibiBowater), a registrant under the Securities Exchange Act of 1934.  AbitibiBowater's stock began trading under the symbol ''ABH'' on both the New York Stock Exchange and the Toronto Stock Exchange on October 29, 2007.

	(b)	Contributions

Active participants may elect to contribute to the Plan a percentage of their earnings and certain other income items on a tax-deferred or non-tax deferred basis, subject to regulated maximums. The maximum allowable deferral percentage is 50% of the participant's earnings.

Beginning January 1, 2007, the Company contributes a matching cash contribution equal to 100% for earnings up to 3% and 50% of earnings greater than 3% up to a maximum of 5%.  The Company also makes automatic company contributions in cash for certain participants ranging from 2.5% to 6.5% of earnings.   Participants who direct their contributions to the Company stock fund receive an additional Company cash contribution equal to 5% of the purchase price of the stock.

In 2006 the Company contributed to the Plan cash or shares of Company common stock.  Generally, the Company contributed an amount equal to a percentage of each participant's contributed earnings. The Company match was dependent upon each participant's predecessor plan design. Generally, the Company matched between 40% and 60% of each participant's contributed earnings up to 6%. Participants who directed their contributions to the Bowater Stock Fund received an additional Company contribution equal to 5% of the purchase price of the stock.

The Company may authorize additional employer contributions.

	(c)	Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions and investment earnings; each participant's account is reduced by the participant's withdrawals and proportionately for investment losses. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

BOWATER INCORPORATED RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

	(d)	Vesting

Participants become fully vested in the Company matching contributions credited before January 1, 2007 after completing three years of service.  Participants not covered by a collective bargaining agreement are immediately vested in the Company matching contributions credited on or after January 1, 2007.  Participants become fully vested in the Automatic Company Contribution after completing three years of service.

	(e)	Investment Options

Participants can direct their contributions to be invested in one or more of many investment funds, including a Fixed Income Fund, an AbitibiBowater Stock Fund, and certain mutual funds.

	(f)	Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 (less certain adjustments required by statute) or 50% of their vested account balance, whichever is less. Loan transactions are treated as deductions from participants' accounts and accounted for separately. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime lending rate plus 1% as of the date of the loan. Currently, interest rates range from 8.5% to 9.25% on participant loans. Principal and interest are paid through payroll deductions.

	(g)	Benefits and Withdrawals

Participants are entitled to receive vested benefits upon termination of employment. Active employees may withdraw vested funds subject to certain withdrawal rules as defined in the Plan.

	(h)	Forfeited Accounts

Forfeited nonvested accounts are used to reduce employer contributions. In 2007 and 2006, approximately $64,108 and $56,538, respectively, were forfeited and used to reduce employer contributions.

(2)	Summary of Significant Accounting Policies

	(a)	Basis of Accounting

The accompanying financial statements are prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

	(b)	Investment Valuation and Income Recognition

The Plan investments include the fixed income funds, AbitibiBowater Stock Fund, mutual funds, participant notes receivable and interest-bearing cash and are reported at fair value.

Purchases and sales of securities are recorded on a trade date basis. The Plan records interest income on an accrual basis and accrues dividends on the ex-dividend date.

Investments in participant notes receivable and interest-bearing cash are stated at cost plus accrued interest, which approximates fair value. Investments in the AbitibiBowater Stock Fund and mutual funds are stated at fair value through quoted market prices. The fixed income funds' holding of synthetic guaranteed investment contracts are stated at fair value based primarily on the quoted market price of the underlying fixed income marketable securities.

BOWATER INCORPORATED RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

The Guaranteed Investment Contracts (GICs) held by the fixed income funds are synthetic. The fixed income funds own certain fixed-income marketable securities and a liquidity agreement (''wrapper'') is entered into for a fee with financially responsible third parties that guarantee a minimum rate of return and provides benefit responsiveness. There are no reserves currently considered necessary against contract value for credit risk of the contract issuer or otherwise. Contract value, as reported by the Plan by financially responsible third parties, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yield was approximately 4.5% and 4.3% for 2007 and 2006, respectively. The crediting interest rate was approximately 4.6% and 4.3% at December 31, 2007 and 2006, respectively. The crediting interest rate is based on a formula agreed upon with the issuer and may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The fair value of the synthetic GICs is equal to fair value of the underlying marketable securities plus any accrued income. At December 31, 2007 and 2006, fair value was $160,581,293 and $158,943,746, respectively, compared to the contract value at the same dates of $161,176,961 and $160,763,860, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The contracts do not permit the financially responsible third parties to terminate the agreement prior to the scheduled maturity date.

(c)	Administrative Expenses

Net appreciation in fair value of investments is net of investment management fees of $369,765 and $548,004, respectively, for the years ended December 31, 2007 and 2006. Additional administrative expenses, including additional expenses charged by the Trustee, are paid by the participants or the Company.

(d)	Payments of Benefits

Benefit payments to participants are recorded upon distribution.

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amount of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates and assumptions.

The Plan's investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term

BOWATER INCORPORATED RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

and such changes could materially affect the amounts reported in the Plan's financial statements and schedule.

(f) New Accounting Pronouncements

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157) ''Fair Value Measurements.'' SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

(3)	Investments

Investments, with items representing 5% or more of the Plan's Net Assets Available for Benefits separately stated, were as follows at December 31, 2007 and 2006:

	2007	2006

Fidelity STIF (Fair value of $116,420,760 in 2007)	$117,300,514	$-
Fidelity Magellan Fund	27,072,091	31,238,506
Fidelity Equity Income Fund	28,067,987	32,370,034
Fidelity OTC Portfolio Fund	23,317,387	22,050,730
Fidelity International Discovery	21,470,027	18,275,872
Fixed Income Fund (Fair value of $44,160,533 and $158,943,746 in 2007 and 2006, respectively)	43,876,447	160,763,860
AbitibiBowater Stock Fund	8,148,386	23,347,063
Other (mutual funds, interest-bearing cash, and participant notes receivable)	89,216,095	73,961,772
	$358,468,934	$362,007,837

During the years ended December 31, 2007 and 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	2007	2006

Mutual funds	$8,071,310	$4,853,980
AbitibiBowater Stock Fund	(8,181,738)	(9,205,848)
	$(110,428)	$(4,351,868)

(4)	Related Party Transactions

Certain Plan assets are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and therefore, these investment transactions qualify as party-in-interest transactions. The trustee receives investment and administrative fees as a result of these activities.  Plan assets also include an interest in the AbitibiBowater Stock Fund which is a combination of cash and

(4)

BOWATER INCORPORATED RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

AbitibiBowater common stock, and is sold in units.  The Company is the Plan sponsor, therefore, these investment transactions qualify as party-in-interest transactions. Investment in the AbitibiBowater Stock Fund is participant directed.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in all Company contributions.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 24, 2003, that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC).

The Plan has been amended since receiving the determination letter; however, the Company believes that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC and Plan document.

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2007 and 2006:

	2007	2006

Net assets available for benefits per the financial statements	$358,589,543	$361,967,459
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(595,667)	(1,820,114)
Net assets available for benefits per the Form 5500	$357,993,876	$360,147,345

The following is a reconciliation of net investment income per the financial statements to Form 5500 for the years ended December 31, 2007 and 2006:

	2007	2006

Total investment income per the financial statements	$20,113,509	$19,048,173
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,224,447	(1,820,114)
Total investment income per the Form 5500	$21,337,956	$17,228,059

(8)	Plan Amendments

The following changes became effective January 1, 2007:

●

The current company contribution was replaced as follows: Eligible employees receive a ''safe harbor'' matching contribution equal to 100% of the first 3% of compensation deferred and 50% of the next 2% of compensation deferred.

BOWATER INCORPORATED RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

●

Additionally, in lieu of benefits received under the Company's defined benefit pension plan, newly hired non-union employees and current active participants whose age plus years of service are less than 70 and are younger than age 55, determined each year as of December 31 will receive an additional annual Company contribution (Automatic Company Contribution) ranging from 2.5% to 6.5% based on the participant's age and years of service.

●	Roth 401(k) accounts are now provided.

●

Participants become fully vested in the Company matching contributions credited before January 1, 2007 after completing three years of service.  Participants not covered by a collective bargaining agreement are immediately vested in the Company matching contributions credited on or after January 1, 2007.  Participants become fully vested in the Automatic Company Contribution after completing three years of service.

●	The name of the Plan was changed to Bowater Incorporated Retirement Savings Plan.

On February 28, 2008, the Company approved changes to the Plan.  Roth account rollovers were accepted beginning April 1, 2008.  The following changes were effective on October 29, 2007, the date of the Combination:

●	The Bowater Incorporated Stock Fund was changed to the AbitibiBowater Inc. Stock Fund.

●

All participants who are involuntarily terminated (without cause) because of the combination of Bowater Incorporated and Abitibi vest in all Company contributions within 24 months after the combination.

●

All US savings plans maintained by Abitibi affiliates were merged into the Plan.  The Abitibi-Consolidated Sales Corporation 401(k) Plan for Salaried Employees and the Abitibi-Consolidated 401(k) Plan for Alabama River Newsprint Hourly Employees were merged into the Plan on April 1, 2008.  The Abitibi-Consolidated Recycling Hourly Employees 401(k) Plan and the Abitibi-Consolidated Lufkin/Sheldon Hourly Employees 401k Plan were merged into the Plan on July 1, 2008.

	BOWATER INCORPORATED RETIREMENT SAVINGS PLAN
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
	December 31, 2007

			DESCRIPTION OF INVESTMENT
IDENTITY OF ISSUER					Par Value
		Security	Interest	Maturity	or Number	Fair
		Number	Rate	Date	of Units	Value

*	FIDELITY FIXED INCOME FUND
	FIDELITY STIF					$ 116 420 760

	Synthetic Guaranteed Investment Contracts (GICs)
**	CDC FINANCIAL PRODUCTS	1290-01	4.38%v	open-ended		$ 11 040 133
**	MONUMENTAL LIFE INSURA	MDA00182TR-00	4.38%	open-ended		$ 11 040 133
**	MORGAN GUARANTY ACT	ABOWATER03	4.38%	open-ended		$ 11 040 133
**	UBS AG ACT	3062	4.38%	open-ended		$ 11 040 133

	UNDERLYING SECURITIES
	CASH				$ 608 931	$ 616 115
	AT&T WIRELESS 7.875% 3/01/11	00209AAE6	7.875%	2011-03-01	$ 185 000	$ 205 205
	AXA FINL INC 7.75% 8/01/10	002451AA0	7.750%	2010-08-01	$ 290 000	$ 320 781
	AMERICA MOVIL 4.125 3/1/09	02364WAE5	4.125%	2009-03-01	$ 300 000	$ 302 237
	AGFC SR MTN 4.625% 9/01/10	02635PSF1	4.625%	2010-09-01	$ 99 000	$ 99 731
	AGFC SR MTN 4.625% 5/15/09	02635PSP9	4.625%	2009-05-15	$ 55 000	$ 55 177
	AGFC SR MTN 4.875% 5/15/10	02635PSV6	4.875%	2010-05-15	$ 376 000	$ 380 211
	AMCAR 05-1 B 4.48% 11/09	03061NJB6	4.480%	2009-11-06	$ 65 495	$ 65 708
	ARSI 03-W3 M2 1ML+180 9/33	040104BG5	4.695%	2033-09-25	$ 369 156	$ 335 562
	BBVA BANC 5.3795 7/22/15 144A	055295AA7	5.398%	2015-07-22	$ 200 000	$ 208 719
	BTM CURACAO 4.76% 7/21/15 144A	0557X2AA6	4.760%	2015-07-21	$ 115 000	$ 116 916
	BACM 00-2 A2 7.1975 9/32	05947UBB3	7.197%	2032-09-15	$ 120 000	$ 126 426
	BACM 2003-2 A2 4.342 3/41	05947ULW6	4.342%	2041-03-11	$ 355 000	$ 354 428
	BACM 05-3 A2 CSTR 7/43	05947UR42	4.501%	2043-07-10	$ 395 000	$ 391 633
	BACM 05-4 A1 4.432 7/45	05947UW61	4.432%	2045-07-10	$ 143 638	$ 142 850
	BACM 05-5 A1 4.716 8/10	05947U2M9	4.716%	2010-08-10	$ 224 139	$ 223 863
	BACM 05-5 XP CSTR 10/45	05947U2U1	0.070%	2045-10-10	$ 5 412 330	$ 20 613
	BACM 05-6 A1 5.001 9/47	05947U3Z9	5.001%	2047-09-10	$ 135 636	$ 136 182
	BOAMS 04-J 2A1 CSTR 11/34	05949AUW8	4.758%	2034-11-25	$ 94 481	$ 93 299
	BOAMS 05-E 2A7 CSTR 6/35	05949A6J4	4.612%	2035-06-25	$ 180 000	$ 176 356
	BANKAMER 7.8% 2/15/10 GLBL	060505AD6	7.800%	2010-02-15	$ 360 000	$ 392 137
	BONY INC 3.4/3ML+148 3/15/13	064057BF8	4.280%	2013-03-15	$ 485 000	$ 487 030
	BNK OF TOKYO MIT GL8.4 4/15/10	065379AB5	8.400%	2010-04-15	$ 155 000	$ 168 859
	BSARM 05-6 1A1 CSTR 8/35	07387ADG7	5.080%	2035-08-25	$ 257 498	$ 255 574
	BSCMS 05-PWR9 A1 4.498 9/42	07387BAD5	4.498%	2042-09-11	$ 228 358	$ 227 281
	BSCMS 05-PWR9 X2 CSTR 9/42	07387BAS2	0.388%	2042-09-11	$ 6 018 117	$ 97 475
	BSCMS 05-T20 A1 4.94% 10/42	07387BCG6	4.940%	2042-10-12	$ 206 726	$ 207 109
	BSABS 04-BO1 M2 1ML+75 9/34	073879JM1	3.143%	2034-09-25	$ 110 000	$ 98 466
	BELLSOUTH GLBL 4.2% 9/15/09 DT	079860AF9	4.200%	2009-09-15	$ 245 000	$ 246 571
	BRITISH G STEP 12/10 DT	111021AD3	8.625%	2010-12-15	$ 545 000	$ 600 144

BOWATER INCORPORATED RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2007

		DESCRIPTION OF INVESTMENT
IDENTITY OF ISSUER				Par Value
	Security	Interest	Maturity	or Number	Fair
	Number	Rate	Date	of Units	Value
CNH 05-B B 4.57 7/12	12613XCY5	4.570%	2012-07-16	$ 110 000	$ 104 016
COMM 05-C6 A2 CSTR 6/44	126171AB3	4.999%	2044-06-10	$ 500 000	$ 501 707
CWHL 02-25 2A1 5.5 11/17	12669DHX9	5.500%	2017-11-27	$ 70 573	$ 70 782
CWHL 05-HYB3 2A6B CSTR 6/35	12669GF48	4.407%	2035-06-20	$ 100 000	$ 97 762
COAFT 05-BSS C 4.48 12/10	14041GCF1	4.480%	2010-12-15	$ 255 000	$ 255 158
COMET 2003-B3 B3 4.5 6/11	14041NAT8	4.500%	2011-06-15	$ 495 000	$ 495 267
CDTIM 05-1A A1 4.67 5/17	15132KAA2	4.670%	2017-05-20	$ 49 710	$ 48 888
CCCIT 05-B1 B1 4.4 9/10	17305ECR4	4.400%	2010-09-15	$ 715 000	$ 722 084
CONSTELATION EN 6.125% 9/01/09	210371AJ9	6.125%	2009-09-01	$ 145 000	$ 150 826
CSFB 05-C4 ASP CSTR 8/38	225458Q84	0.247%	2038-08-15	$ 6 706 247	$ 70 568
DLJCM 98-CF1 A1B 6.41 2/31	23322BAD0	6.410%	2031-02-18	$ 4 974	$ 4 990
DLJCM 1999-CG1 A3 6.77 3/32	23322BEJ3	6.770%	2032-03-10	$ 365 000	$ 374 347
DAIMLERCHRYSLER 5.75% 8/10/09	23383FBT1	5.750%	2009-08-10	$ 795 000	$ 820 243
DEUTSCHE TEL 5.375% 3/23/11	25156PAG8	5.375%	2011-03-23	$ 120 000	$ 122 612
DONNELLEY RR 3.75% 4/1/09	257867AK7	3.750%	2009-04-01	$ 715 000	$ 708 994
DRVT 2006-A A3 5.501% 11/11	26250RAC6	5.501%	2011-11-15	$ 205 000	$ 203 099
DRVT 2006-B A2 5.32% 3/10	26250SAB6	5.320%	2010-03-15	$ 173 315	$ 172 615
EXELON GEN GLBL 6.95% 6/15/11	30161MAB9	6.950%	2011-06-15	$ 335 000	$ 350 563
FHLM ARM 4.22% 2/35 #1B2747	3128JM5H6	4.237%	2035-02-01	$ 154 836	$ 154 488
FHLM ARM 4.63% 3/35 #1B2811	3128JNAM7	4.625%	2035-03-01	$ 103 257	$ 103 580
FHLM ARM 5.88% 4/36 #1J1279	3128NHM42	5.836%	2036-04-01	$ 165 279	$ 168 576
FHR 1539 PM 6.5 6/08	312916RJ0	6.500%	2008-06-15	$ 293 255	$ 294 660
FNR 96-28 PK 6.5 7/25	31359KKK2	6.500%	2025-07-25	$ 140 000	$ 146 621
FHLMC 4.875% 2/17/09	3137EAAA7	4.875%	2009-02-17	$ 1 200 000	$ 1 234 304
FNMA 15YR 7.00% 10/11 #351943	31376C5C4	7.000%	2011-10-01	$ 17 274	$ 17 850
FNMA 15YR 7.00% 7/14 #522561	31384FQN0	7.000%	2014-07-01	$ 32 746	$ 33 954
FNMA 15YR 7.00% 12/17 #555532	31385XED5	7.000%	2017-12-01	$ 117 756	$ 124 150
FNMA 15YR 7.00% 1/17 #626726	31389JHB3	7.000%	2017-01-01	$ 47 635	$ 50 450
FNR 03-83 TH 4.5% 11/16	31393ETB5	4.500%	2016-11-25	$ 400 000	$ 398 435
FHR 2590 NT 5% 4/16	31393NJY6	5.000%	2016-04-15	$ 155 000	$ 155 549
FHR 2625 QX 2.25% 3/22	31393RKA7	2.250%	2022-03-15	$ 5 655	$ 5 636
FHR 2626 NA 5 6/23	31393VHJ3	5.000%	2023-06-15	$ 212 853	$ 214 597
FHR 2640 QG 2% 4/22	31393WBS7	2.000%	2022-04-15	$ 11 800	$ 11 734
FHR 2667 PC 3.8% 1/18	31394HHN4	3.800%	2018-01-15	$ 220 000	$ 218 369
FNMA 15YR 4.00% 8/18 #727438	31402FEK7	4.000%	2018-08-01	$ 319 373	$ 309 318
FNMA ARM 4.82% 8/34 #793420	31405MPD3	4.830%	2034-08-01	$ 79 381	$ 80 207
FNMA ARM 4.5% 2/35 #809429	31406GHE2	4.462%	2035-02-01	$ 174 375	$ 174 903
FNMA ARM 5.16% 9/35 #843021	31407WSJ3	5.154%	2035-09-01	$ 294 768	$ 298 839
FLEETBOSTON FIN 7.375% 12/1/09	33901AAA6	7.375%	2009-12-01	$ 235 000	$ 246 344

BOWATER INCORPORATED RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2007

		DESCRIPTION OF INVESTMENT
IDENTITY OF ISSUER				Par Value
	Security	Interest	Maturity	or Number	Fair
	Number	Rate	Date	of Units	Value
FORDO 2005-A C 4.08 6/10	34527RKT9	4.080%	2010-06-15	$ 800 000	$ 796 594
FRNK 06-1 A4 5.03% 7/14	35242WAD5	5.030%	2014-07-21	$ 565 000	$ 570 151
FUJI FIN 8.625% 4/15/10 144A	359555AB5	8.625%	2010-04-15	$ 295 000	$ 341 297
GMACC 2004-C3 A3 CSTR 12/41	361849J60	4.207%	2041-12-10	$ 340 000	$ 338 773
GSR 05-AR2 2A1 CSTR 4/35	36242DH71	4.835%	2035-04-25	$ 97 020	$ 95 902
GE CAP CP MTN 7.5% 6/15/09	36962FUT1	7.500%	2009-06-15	$ 300 000	$ 313 949
GE CAP 5.2% 2/01/11	36962G2C7	5.200%	2011-02-01	$ 1 517 000	$ 1 579 523
GNR 02-35 C CSTR 10/23	38373MBY5	5.873%	2023-10-16	$ 12 561	$ 12 760
GNR 05-58 NJ 4.5 8/35	38374LP54	4.500%	2035-08-20	$ 419 000	$ 418 787
GPMH 01-1 IA 1ML+34 4/32	395383BC5	2.822%	2032-04-20	$ 53 198	$ 53 238
GREENPOINT FINL 3.2% 6/06/08	395384AE0	3.200%	2008-06-06	$ 470 000	$ 464 269
GCCFC 05-GG5 CSTR 4/37	396789MP1	0.114%	2037-04-10	$ 26 210 726	$ 120 015
HBOS PLC MTN 3.75 9/30/08 144A	4041A0AG3	3.750%	2008-09-30	$ 80 000	$ 80 171
HAT 2006-3 A3 5.38% 9/11	40431CAC2	5.280%	2011-09-19	$ 330 000	$ 332 247
HARTFORD FINL 5.55% 8/16/08	416515AH7	5.550%	2008-08-16	$ 100 000	$ 100 924
HEINZ CO 6.428 12/01/08 144A	423074AH6	6.428%	2008-12-01	$ 195 000	$ 199 564
HOUSEHOLD FIN C 4.125 12/15/08	441812KF0	4.125%	2008-12-15	$ 220 000	$ 218 389
HOUSEHOLD FIN CO 4.75% 5/15/09	441812KG8	4.750%	2009-05-15	$ 305 000	$ 305 838
HOUSEHOLD MTN 4.125% 11/16/09	441812KH6	4.125%	2009-11-16	$ 84 000	$ 83 471
HAT 05-2 A4 4.55 7/12	44328FAH2	4.550%	2012-07-17	$ 300 000	$ 299 986
ILFC ECAP TR 5.9/VR 12/65 144A	44965TAA5	5.900%	2065-12-21	$ 660 000	$ 652 663
IMM 05-1 M4 1ML+75 4/35	45254NMU8	3.143%	2035-04-25	$ 7 329	$ 3 746
IMM 05-1 M5 1ML+77 4/35	45254NMV6	3.163%	2035-04-25	$ 7 329	$ 3 599
IMM 05-1 M6 1ML+82 4/35	45254NMW4	3.213%	2035-04-25	$ 13 193	$ 6 215
JPMMT 05-A8 2A3 CSTR 11/35	466247YP2	4.949%	2035-11-25	$ 50 000	$ 49 188
JPMCC 05-LDP4 X2 CSTR 10/42	46625YUF8	0.170%	2042-10-15	$ 11 757 801	$ 92 712
JPMCC 2006-LDP9 A1 CSTR 5/47	46629PAA6	5.170%	2047-05-15	$ 155 461	$ 156 389
JPMMT 2007-A1 3A2 CSTR 7/35	46630GAH8	5.005%	2035-07-25	$ 402 062	$ 398 462
KOREA DEV BANK 3.875% 3/02/09	500630BH0	3.875%	2009-03-02	$ 275 000	$ 275 856
KRAFT FOODS 4% 10/1/08	50075NAK0	4.000%	2008-10-01	$ 210 000	$ 210 414
LBCMT 99-C1 A2 6.78 6/31	501773CS2	6.780%	2031-06-15	$ 332 092	$ 339 633
LBUBS 04-C4 A2 CSTR 6/29	52108HE26	4.567%	2029-06-15	$ 240 000	$ 239 957
LBUBS 05-C5 XCP CSTR 9/40	52108H7F5	0.358%	2040-09-15	$ 11 439 958	$ 167 113
LBUBS 05-C7 XCP CSTR 11/40	52108MAQ6	0.204%	2040-11-15	$ 9 669 654	$ 79 379
LBUBS 2006-C3 A1 5.478 3/39	52108MFN8	5.478%	2039-03-15	$ 85 626	$ 86 534
LEGG MASON INC 6.75% 7/02/08	524901AH8	6.750%	2008-07-02	$ 80 000	$ 83 263
LEHMAN BROS MTN 4.25% 1/27/10	52517PYN5	4.250%	2010-01-27	$ 240 000	$ 240 189
LBART NT CL A-3 5.418% 12/10	542388AC7	5.418%	2010-12-15	$ 198 613	$ 199 497
MBNA CAPITAL 8.278% 12/01/26	55263BAA9	8.278%	2026-12-01	$ 155 000	$ 162 245

BOWATER INCORPORATED RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2007

		DESCRIPTION OF INVESTMENT
IDENTITY OF ISSUER				Par Value
	Security	Interest	Maturity	or Number	Fair
	Number	Rate	Date	of Units	Value
MSSTR 04-1 1A1 CSTR 8/17	55265WAV5	6.239%	2017-08-25	$ 103 321	$ 106 652
MANUFTRS & TRD 3.85/VAR 4/1/13	564759NH7	4.198%	2013-04-01	$ 680 000	$ 684 850
AMERITECH CAP 6.25% 5/18/09 EC	5685231	6.250%	2009-05-18	$ 225 000	$ 240 185
MARSHALL & ISLY 4.375% 8/01/09	571834AE0	4.375%	2009-08-01	$ 235 000	$ 237 007
MALT 04-3 3A1 6 4/34	576434NW0	6.000%	2034-04-25	$ 36 154	$ 36 538
MERRILL LYN MTN 4.125% 1/15/09	59018YSK8	4.125%	2009-01-15	$ 235 000	$ 236 407
MERRILL LYN MTN 4.831 10/27/08	59018YWG2	4.831%	2008-10-27	$ 320 000	$ 322 157
MLMT 05-CIP1 A2 4.96 6/10	59022HJH6	4.960%	2038-07-12	$ 400 000	$ 400 810
MET LIFE GBL 4.25 7/30/09 144A	59217EAL8	4.250%	2009-07-30	$ 500 000	$ 509 218
MORGAN JP MTN A 6% 1/15/09	61688AAX6	6.000%	2009-01-15	$ 110 000	$ 114 154
MORGAN JP & CO 6.25% 1/15/09	616880AV2	6.250%	2009-01-15	$ 45 000	$ 46 840
MSC 06-T21 A1 4.925 10/52	617451CM9	4.925%	2052-10-12	$ 183 265	$ 183 685
MSC 2006-HQ10 X2 CSTR 11/41	61750HAM8	0.496%	2041-11-01	$ 5 534 906	$ 114 872
NAT-RURAL GLBL 5.75% 8/28/09	637432CV5	5.750%	2009-08-28	$ 145 000	$ 150 546
NLFC 99-1 A2 6.316 1/31	63859CBS1	6.316%	2031-01-20	$ 281 323	$ 284 500
ORIX CORP 5.48% 11/22/11	686330AC5	5.480%	2011-11-22	$ 295 000	$ 296 742
PPSI 04-WWF1 M4 1ML+110 1/35	70069FDM6	3.493%	2035-01-25	$ 255 000	$ 227 571
PETRO EXP 4.623% 6/15/10 144A	716589AA4	4.623%	2010-06-15	$ 111 111	$ 109 591
PETRO EXP 4.633% 6/15/10 144A	716589AB2	4.633%	2010-06-15	$ 66 667	$ 65 764
RAMP 03-SL1 A31 7.125% 4/31	760985E64	7.125%	2031-04-25	$ 82 615	$ 84 608
RAMP 04-SL2 A1I 6.5 10/16	7609856A4	6.500%	2016-10-25	$ 14 560	$ 15 037
GMACM 05-AR5 1A1 CSTR 9/35	76112BXX3	4.771%	2035-09-19	$ 72 731	$ 72 406
SBC COMM GLBL 6.25 3/15/11	78387GAD5	6.250%	2011-03-15	$ 95 000	$ 100 638
SBC COMM GLBL 4.125 9/15/09	78387GAN3	4.125%	2009-09-15	$ 150 000	$ 150 868
SLM CORP 4% 1/15/09	78442FBK3	4.000%	2009-01-15	$ 510 000	$ 500 724
SLM CORP GLBL MED 4% 1/15/10	78442FDE5	4.000%	2010-01-15	$ 175 000	$ 164 408
SANTANDER 5.805/VAR 6/20/16	80281TAB4	5.805%	2016-06-20	$ 200 000	$ 204 461
SANTANDER 4.75% 10/21/08 144A	802815AC4	4.750%	2008-10-21	$ 600 000	$ 608 568
SANWA BANK LTD NY 7.4% 6/15/11	803032AF8	7.400%	2011-06-15	$ 300 000	$ 325 450
SEMPRA ENERGY 7.95% 3/01/10	816851AB5	7.950%	2010-03-01	$ 185 000	$ 202 567
SEMPRA ENERGY 4.75 5/15/09	816851AG4	4.750%	2009-05-15	$ 70 000	$ 70 316
SIMON PROPERTY 4.875% 8/15/10	828807BE6	4.875%	2010-08-15	$ 105 000	$ 105 990
SIMON PROPERTY 5.6% 9/1/11	828807BU0	5.600%	2011-09-01	$ 230 000	$ 235 044
SPRINT CAP GLBL 7.625% 1/30/11	852060AJ1	7.625%	2011-01-30	$ 460 000	$ 494 078
TELECOM ITALIA 4% 11/15/08	87927VAD0	4.000%	2008-11-15	$ 280 000	$ 277 815
TELECOM ITALIA 4% 1/15/10	87927VAK4	4.000%	2010-01-15	$ 255 000	$ 254 459
TELECOM ITALIA 4.875% 10/01/10	87927VAN8	4.875%	2010-10-01	$ 125 000	$ 125 872
TELEFONOS MEX 4.5 11/19/08	879403AL7	4.500%	2008-11-19	$ 100 000	$ 100 035

	BOWATER INCORPORATED RETIREMENT SAVINGS PLAN
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
	December 31, 2007

			DESCRIPTION OF INVESTMENT
IDENTITY OF ISSUER					Par Value
		Security	Interest	Maturity	or Number	Fair
		Number	Rate	Date	of Units	Value
	TELEFONOS MEXICO 4.75% 1/27/10	879403AP8	4.750%	2010-01-27	$ 300 000	$ 306 417
	TRANSCAPIT 5.67% 3/5/14 144A	89354FAA9	5.670%	2014-03-05	$ 325 000	$ 317 341
	TAROT 2006-C A3 5.26% 11/14	89578PAC3	5.260%	2011-11-14	$ 330 000	$ 330 988
	UNCREDIT LUX 5.584/VAR 1/13/17	90466GAB8	5.584%	2017-01-13	$ 300 000	$ 304 997
	USTN 5% 7/31/08	912828FM7	5.000%	2008-07-31	$ 3 410 000	$ 3 511 188
	VERIZON GLBL 7.25% 12/1/10	92344GAL0	7.250%	2010-12-01	$ 360 000	$ 388 070
	VERIZON NEW YOR 6.875% 4/01/12	92344XAA7	6.875%	2012-04-01	$ 505 000	$ 544 488
	VODAFONE GRP 7.75% 2/15/10 DT	92857TAG2	7.750%	2010-02-15	$ 205 000	$ 222 254
	VODAFONE GRP PLC 5.5% 6/15/11	92857WAM2	5.500%	2011-06-15	$ 95 000	$ 96 240
	WACHOVIA CAP 7.965 6/1/27 144A	92977EAA3	7.965%	2027-06-01	$ 100 000	$ 104 888
	WMLT 05-B 2A4 CSTR 10/35	92977YBW0	5.168%	2035-10-20	$ 40 000	$ 39 573
	WACHOVIA CORP 6.15% 3/15/09	929771AM5	6.150%	2009-03-15	$ 575 000	$ 588 906
	WBCMT 07-C30 A1 5.031% 12/43	92978QAA5	5.031%	2043-12-15	$ 95 623	$ 95 910
	WAMMS 03-MS9 2A1 7.5% 12/33	939336N66	7.500%	2033-12-25	$ 20 859	$ 22 117
	WAMMS 04-RA2 2A 7% 7/33	939336R54	7.000%	2033-07-25	$ 29 671	$ 30 650
	WELLS FARGO MED 4% 8/15/08	949746JB8	4.000%	2008-08-15	$ 255 000	$ 257 031
	WFMBS 05-AR4 2A2 CSTR 4/35	94981NAH8	4.523%	2035-04-25	$ 604 504	$ 594 988
	WFMBS 05-AR2 2A2 4.57% 3/35	94981UAF6	4.570%	2035-03-25	$ 303 900	$ 299 125
	WFMBS 05-AR10 2A2 CSTR 6/35	94983CAE7	4.109%	2035-06-25	$ 123 440	$ 121 137
	WFMBS 05-AR12 2A6 CSTR 7/35	94983EAJ2	4.328%	2035-07-25	$ 69 259	$ 68 124
	WFMBS 06-AR8 2A6 CSTR 4/36	94983VAL9	5.241%	2036-04-25	$ 415 000	$ 412 025

	TOTAL OF CDC Financial Products, Monumental Life Insurance Co,
	Morgan Guaranty, and UBS AG contracts					$ 160 581 293

*	Interest-Bearing Cash					$ 176 639
*	Interest-Bearing Cash					$ 6 828

*	TOTAL OF INTEREST-BEARING CASH					$ 183 467

	STOCK
*	ABITIBIBOWATER COMMON STOCK					$ 8 148 386

BOWATER INCORPORATED RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2007

DESCRIPTION OF INVESTMENT
IDENTITY OF ISSUER					Par Value
		Security	Interest	Maturity	or Number	Fair
		Number	Rate	Date	of Units	Value
MUTUAL FUNDS

*	FIDELITY EQUITY INCOME					$ 28 067 987
*	FIDELITY MAGELLAN					$ 27 072 091
*	FIDELITY OTC PORTFOLIO					$ 23 317 387
*	FIDELITY INTERNATIONAL DISCOVERY					$ 21 470 027
	LORD ABBETT SMCPVAL I					$ 13 191 993
	SPARTAN US EQUITY INDEX					$ 12 283 482
*	FIDELITY FREEDOM 2015					$ 10 781 268
*	FIDELITY FREEDOM 2020					$ 9 868 603
*	FIDELITY FREEDOM 2010					$ 6 467 340
*	FIDELITY FREEDOM 2025					$ 5 773 261
	LAZARD EMERG MKTS IS					$ 5 391 068
*	FIDELITY FREEDOM 2030					$ 4 105 164
	TRP BLUE CHIP					$ 3 269 376
	GS GROWTH OPPS INST					$ 2 268 246
*	FIDELITY FREEDOM 2035					$ 1 613 809
	RS SMALLER COMPANY GROWTH					$ 1 428 187
*	FIDELITY FREEDOM 2040					$ 1 294 769
	LM VALUE TRUST FI CL					$ 1 010 030
	ARTISAN MID CAP VAL					$ 911 965
*	FIDELITY FREEDOM 2005					$ 703 496
*	FIDELITY FREEDOM INCOME					$ 546 624
	WEST ASSET CORE PL I					$ 461 204
*	FIDELITY FREEDOM 2045					$ 432 013
*	FIDELITY FREEDOM 2050					$ 155 432

	TOTAL OF MUTUAL FUNDS					$ 181 884 822

*	PARTICIPANT LOANS (5.25% to 10.50%)					$ 7 075 299

TOTAL ASSETS IN SAVINGS PLAN AT FAIR VALUE						$ 357 873 267

* Denotes a party-in-interest.

See accompanying report of independent registered public accounting firm.

INDEX TO EXHIBITS

Exhibit No.         Description

23.1                      Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.2                      Consent of KPMG LLP, Independent Registered Public Accounting Firm